SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES 1934 ACT OF 1934

PROSENSA HOLDING N.V.
(Name of Subject Company)

PROSENSA HOLDING N.V.
(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €0.01 Per Share
(Title of Class of Securities)

N71546100
(CUSIP Number of Class of Securities)

Berndt Modig
Chief Financial Officer
Prosensa Holding N.V.
J.H. Oortweg 21
2333 CH Leiden, The Netherlands
+31 (0)71 33 22 100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael Davis
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 12, 2014 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “Prosensa”).  The Schedule 14D-9 relates to the tender offer by BioMarin Falcons B.V. and BioMarin Giants B.V., each a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly-owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation, for all of the outstanding ordinary shares, nominal value €0.01 per share, of Prosensa at a purchase price of $17.75 per Share, net to the seller in cash, and a contingent value right, payable in up to $4.14 per Share, in cash, based on regulatory approval of drisapersen, the Company’s lead product candidate, in the United States and the European Union, each without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).  The initial expiration time of the Offer is at 6:00 p.m., New York City time, on January 14, 2015, unless the Offer is extended or earlier terminated as permitted by the Purchase Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 under the heading “(b) Regulatory and Other Approvals” is hereby amended and supplemented by adding the following paragraph before the penultimate paragraph of such section:

“As of 11:59 p.m., New York City time, on December 23, 2014, the waiting period under the HSR Act applicable to the Offer expired.  Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.  On December 24, 2014, BioMarin and Prosensa issued a joint press release announcing the expiration of the HSR waiting period, which is attached hereto as Exhibit (a)(5)(H).”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(1)(H)
Joint Press Release issued by BioMarin Pharmaceutical Inc. and Prosensa Holding N.V. on December 24, 2014 (incorporated by reference to Exhibit (a)(1)(H) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by BioMarin Pharmaceutical Inc., BioMarin Falcons B.V. and BioMarin Giants B.V. on December 24, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSENSA HOLDING N.V.

By:	/s/ Hans G.C.P. Schikan
Name: Hans G.C.P. Schikan
Title: Chief Executive Officer

By:	/s/ Berndt Modig
Name: Berndt Modig
Title: Chief Financial Officer

Dated: December 24, 2014